A-Power Energy Generation Systems Ltd. Announces Closing of $40 Million Senior Convertible Notes

Shenyang, China, June 24, 2009 –- A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, announced the closing of its offering of $40 million aggregate principal amount of Senior Convertible Notes (the “Notes”), plus warrants (“Warrants”), to several institutional investors. Net proceeds from the placement will be used primarily to secure components for A-Power’s ramp-up in its wind turbine assembly business.

Subject to earlier redemption in certain circumstances, the Notes will mature in five years and will be initially convertible at $10.637 per common share.  A-Power may redeem the Notes at 110% of the principal amount, plus any accrued and unpaid interest, beginning November 19, 2011, provided certain market price conditions are met.  The five-year Warrants will be exercisable for an aggregate of 1,504,184 common shares of the Company at an initial exercise price of $10.637 per share, subject to anti-dilution protection. The Notes will bear interest at an annual rate increasing over time from 3% to 12% and if the Notes are repaid or redeemed rather than being converted, the Company must make an additional make-whole payment. The conversion price of the Notes will be subject to anti-dilution protection and a reset based on the 20-day volume weighted average price to be calculated after the common shares underlying the Notes are freely tradable. Further information regarding the Notes and Warrants is available in the Company’s Form 6-K filed with the Securities and Exchange Commission (the "SEC") on Friday June 19, 2009.

The issuance of the Notes and the Warrants was done in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”). The underlying common shares associated with the offering have not been registered under the Act, nor any state securities laws, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. A-Power has agreed to file a registration statement with the SEC covering resales of shares of common shares issued upon the conversion of Notes and upon exercise of Warrants.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com ..

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: our manufacturing and assembly of wind turbines will entail significant amounts of working capital and if we cannot satisfy these working capital requirements the growth and development of our wind turbine business could suffer materially; our limited operating history and recent entrance into new markets and the wind turbine business may make it difficult for you to evaluate our business and future prospects; if we do not manage our growth successfully, our growth and opportunity to maintain and increase profitability may be hindered or impeded, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2007. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com